# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: WALLBOX NV, CIK 0001866501
CUSIP: N94209124
Title of class of securities: Class A Ordinary shares, nominal value Euro 2.40 per share
Address of issuer's principal executive offices: Carrer del Foc 68, Bareclona, Spain (U3), 08038
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001908078

## Reporting persons
- KARIEGA VENTURES, S.L.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 1,066,514; sole dispositive power 0; shared dispositive power 1,066,514; aggregate amount beneficially owned 1,066,514 (6.3% of the class)
- Enric Asuncion Escorsa: type of reporting person: individual (IN); citizenship or place of organization: Spain (U3); sole voting power 59,543; shared voting power 1,066,514; sole dispositive power 59,543; shared dispositive power 1,066,514; aggregate amount beneficially owned 1,126,057 (6.7% of the class)

## Item 1. Issuer
Name of issuer: WALLBOX NV
Address of issuer's principal executive offices: Carrer del Foc 68, Barcelona Spain 08038

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a
"Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

KARIEGA VENTURES, S.L.
Enric Asuncion Escorsa
Address of principal business office or, if none, residence:
The principal business address of the Reporting Persons is Av. Diagonal
419, 4 Planta, Barcelona, Spain 08008.
Citizenship: KARIEGA VENTURES, S.L. is organized under the laws of Spain. Enric Asuncion Escorsa is a citizen of Spain.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained on the cover pages to this Schedule 13G is incorporated by reference into this Item 4.
The ownership information presented below represents beneficial ownership of Class A Ordinary Shares of the Issuer as of June 30, 2025, based upon 16,327,985 Class A Ordinary Shares outstanding as of June 30, 2025, as provided by the Issuer. All share amounts presented herein reflect a 1-for-20 reverse stock split effected by the Issuer on July 2, 2025.
KARIEGA VENTURES, S.L. is the beneficial owner of (i) 573,067 Class A Ordinary Shares and (ii) 493,447 Class A Ordinary Shares underlying the Class B Ordinary Shares of the Issuer, each held of record by KARIEGA VENTURES, S.L.
Enric Asuncion Escorsa is the beneficial owner of (i) 20,779 Class A Ordinary Shares held directly, (ii) 38,7643 Class A Ordinary Shares underlying stock options for Class B Ordinary shares held directly that are vested or will vest within 60 days of June 30, 2025 and (iii) 1,066,514 Class A Ordinary Shares beneficially held by KARIEGA VENTURES, S.L., of which Enric Asuncion Escorsa has sole investment and dispositive power over.
Percent of class: See Item 11 of each of the cover pages is hereto.
Sole power to vote or to direct the vote: See Item 5 of each of the cover pages hereto.
Shared power to vote or to direct the vote: See Item 6 of each of the cover pages hereto.
Sole power to dispose or to direct the disposition: See Item 7 of each of the cover pages hereto.
Shared power to dispose or to direct the disposition: See Item 8 of each of the cover pages hereto.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- KARIEGA VENTURES, S.L.: /s/ Enric Asuncion Escorsa, Enric Asuncion Escorsa / General Manager (08/13/2025)
- Enric Asuncion Escorsa: /s/ Enric Asuncion Escorsa, Enric Asuncion Escorsa (08/13/2025)